GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

24 June 2003 By Courier

The U.S. Securities and Exchange Commission Exemption No. 82-5425
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D. C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2003
WASH., D.C.
SECTION


03024365

Dear Sirs,

Re: Guangnan (Holdings) Limited 82-4725
12g3-2(b) Exemption No. ~~82-5425~~

SUPPL

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from 1 October 2002 up to 23 June 2003 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

(1) Annual Report and Circulars:

- 2002 Annual Report
- Circular on Proposed General Mandate for Repurchase of Own Shares dated 25 April 2003

(2) Press Announcements:

- Appointment and Resignation of Directors 6 January 2003
- Annual Results for the year ended 31 December 2002 11 April 2003
- Notice of 2003 Annual General Meeting 11 April 2003
- Ongoing Connected Transactions 15 May 2003

GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

(3) **Notice Pursuant to Securities (Disclosure of Interests) Ordinance**

(a) *Director's Notice*

- Mr. Liang Jiang : 25 October 2002 & 7 March 2003
- Mr. Li Xiangbin : 7 March 2003
- Ms. Woo Ching Yee : 6 January 2003

(4) Notices Pursuant to Securities and Futures Ordinance

(a) Corporate Substantial Shareholder's Notices

- Guangdong Yue Gang Investment Holdings Company Limtied : 1 April 2003
- GDH Limited : 1 April 2003
- Richway Resources Limted : 1 April 2003

(5) Statutory Returns filed with Hong Kong Companies Registry :

- Three sets of Form D2 dated 24 October 2002, 21 December 2002 and 6 January 2003
- Form D3 dated 6 January 2003

(6) Monthly Return on Movement of Listed Equity Securities from September 2002 to May 2003

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED



Lorraine Cheung
Company Secretary

Encl.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser of transferee.



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LIANG Jiang *(Chairman)*
LI Xiangbin
HUI Wai Man, Lawrence

Non-executive Directors:
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung

Registered office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

25 April 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATE FOR REPURCHASE OF OWN SHARES

INTRODUCTION

This circular serves as an explanatory statement required by the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock

Exchange") concerning the regulation of repurchases by companies of their own shares on the Stock Exchange to provide shareholders with all the information reasonably necessary for them to make an informed decision in relation to share repurchase proposal. This circular also constitutes the memorandum required under the Hong Kong Companies Ordinance, Cap. 32 Laws of Hong Kong (the "Companies Ordinance").

References in this circular to "Share" mean ordinary share(s) of HK$0.10 each, fully paid up, in the capital of the Company.

GENERAL MANDATE TO REPURCHASE SHARES

At the forthcoming annual general meeting of the Company (the "Annual General Meeting") to be held at 10:00 a.m. on Wednesday, 18 June 2003, an ordinary resolution will be proposed to grant to the Directors a general and unconditional mandate, in the terms set out in Resolution no. 5 of the notice of Annual General Meeting (the "Repurchase Mandate"), allowing the Company to repurchase its own Shares up to a maximum of 10% of the Company's existing issued share capital as at the date of passing the resolution during the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required by law to he held and the date upon which such authority is revoked or varied by ordinary resolution of the shareholders in the next annual general meeting of the Company. This will allow the Company to repurchase its own Shares, inter alia, on the Stock Exchange in accordance with the Listing Rules and The Companies Ordinance.

SHARE CAPITAL

As at 22 April 2003, being the latest practicable date prior to the printing of this circular ("Latest Practicable Date"), the issued share capital of the Company comprised 8,998,332,859 Shares of HK$0.10 each.

On the basis that no further Shares will be issued prior to the date of the Annual General Meeting, exercise in full of the Repurchase Mandate can accordingly result in up to 899,833,285 Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the next Annual General Meeting, the date by which the next Annual General Meeting of the Company is required to be held by law and the date upon which the authority under which the Repurchase Mandate was granted is revoked or varied.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares of the Company in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its shareholders in terms of enhanced net asset value and/or improved earnings per share.

FUNDING OR REPURCHASES

Pursuant to the Repurchase Mandate, repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with all applicable laws of Hong Kong Special Administrative Region ("Hong Kong") and the Company's Memorandum and Articles of Association.

Based on the consolidated financial position of the Company as at 31 December 2002 (being the date to which the latest published financial statements of the Company have been made up), the Directors consider that the exercise in full of the Repurchase Mandate to repurchase Shares might have a material adverse impact on the working capital position and the gearing position of the Company as compared with its financial position as at 31 December 2002. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company unless the Directors consider that such repurchases are in the best interests of the Company notwithstanding such material adverse impact.

SHARE PRICES

The highest and lowest prices at which the Shares of the Company have traded on the Stock Exchange during the previous twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2002		
April	0.211	0.170
May	0.199	0.172
June	0.174	0.130
July	0.154	0.090
August	0.110	0.073
September	0.110	0.088
October	0.113	0.087
November	0.109	0.097
December	0.145	0.103
2003		
January	0.132	0.110
February	0.129	0.116
March	0.124	0.102

EFFECT OF HONG KONG CODE ON TAKEOVERS AND MERGERS

The Company's major shareholder, GDH Limited, is holding approximately 59.56% interests in the Company as at 22 April 2003, being the Latest Practicable Date and will be holding approximately 66.17% interests in the Company if the Repurchase Mandate is to be exercised in full. The Directors are not aware of any consequences which will arise under the Hong Kong Codes on Takeovers and Mergers and Share Repurchases as a result of any purchases to be made under the Repurchase Mandate and the Company has no present intention to exercise the Repurchase Mandate to such extent that the public holding of Shares of the Company would reduce below 25% of the issued Shares of the Company.

DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the shareholders.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong, the jurisdiction in which the Company is incorporated, and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

REPURCHASES MADE BY THE COMPANY

During the six months preceding the date of this document, the Company has not repurchased any of its listed securities (whether on the Stock Exchange or otherwise).

RECOMMENDATION

GDH Limited have indicated that they intend to vote in favour of the resolution on the Repurchase Mandate to be proposed at the Annual General Meeting in respect of its holding of 5,359,164,680 Shares as at the Latest Practicable Date, representing approximately 59.56% of Shares.

The Directors recommend the Repurchase Mandate proposal to all shareholders for their favourable consideration and urge them to vote in favour of Resolution no. 5 set out in the notice of Annual General Meeting.

Yours faithfully,
Liang Jiang
Chairman

此乃要件　請即處理

閣下如對本文件任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下之廣南（集團）有限公司股份，應立即將本文件送交買主或其他承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

（於香港註冊成立之有限公司）

執行董事：
梁江 *（主席）*
李相彬
許偉文

註冊辦事處：
香港
干諾道西167號
天津大廈15樓

非執行董事：
羅番郁
梁劍琴

獨立非執行董事：
Gerard Joseph McMahon
譚惠珠
李嘉強

敬啟者：

購回本公司股份之一般授權建議

緒言

本通函乃遵照香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）而編製之說明函件，就有關本公司於聯交所購回本身股份之規定向股東提供所有合理

必須之資料，使彼等在知情之情況下就有關股份購回建議作出決定。本通函亦根據香港公司法例第三十二章(「公司法」)規定下，構成一份備忘錄。

本文件中所述「股份」指本公司股本中之每股港幣0.1元已繳足之普通股份。

購回股份之一般授權

本公司將於二零零三年六月十八日(星期三)上午十時正舉行應屆股東週年大會(「股東週年大會」)，屆時將會提呈一項普通決議案，按股東週年大會通告中第五項決議案所載之條款，授予董事會一般無條件授權(「購回授權」)，容許在本公司購回其本身之股份，最高總數以通過該決議案當日本公司已發行股本之10%；該項授權可於直至下屆股東週年大會舉行之日、或法例規定本公司必須舉行下屆股東週年大會之最後期限、或該項授權於本公司下屆股東週年大會上經股東通過之普通決議被撤銷或修訂當日，三者中最早之日期止期間內行使。此舉將容許本公司按上市規則和公司法購回(包括在聯交所上購回)其本身之股份。

股本

於二零零三年四月二十二日(即本通函付印前之最後實際可行日期)(「最後實際可行日期」)，本公司之已發行股本由8,998,332,859每股面值0.10港元之股份組成。

倘購回授權獲全面行使，而於舉行股東週年大會之日前將無進一步發行股份，本公司可於直至下屆股東週年大會舉行之日，或法例規定本公司必須舉行下屆股東週年大會之最後期限、或該項批准購回授權之授權被撤銷或修訂當日，三者中最早之日期止之期間內購回最多達899,833,285股股份。

進行購回之理由

董事會認為向股東尋求一般權力，使董事會可於市場上購回本公司之股份，乃符合本公司及其股東之最佳利益。該等購回僅於董事會認為此舉有利於本公司及其股東時(即可增加資產淨值及／或提高每股盈利)方會進行。

用以購回之資金

依據購回授購，購回股份所需資金將根據香港特別行政區(「香港」)所有適用法例及本公司之組織章程大綱與章程細則，全由本公司可合法用於該用途之流動現金或營運資金提供。

根據本公司於二零零二年十二月三十一日(即本公司編製最近期公佈之財務報告之日期)之綜合財務狀況，董事會認為全面行使購回授權以購回股份，可能對本公司之營運資金狀況及資本負債狀況(與二零零二年十二月三十一日之財務狀況比較)造成重大不利影響，若購回股份對本公司之營運資金或資本負債狀況可能造成重大不利影響，則不會購回股份，除非董事會認為縱使在該等重大不利影響下，進行購回仍符合本公司之最佳利益。

股份價格

本公司之股份於過去十二個月內，每月在聯交所錄得之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	*港元*
二零零二年		
四月	0.211	0.170
五月	0.199	0.172
六月	0.174	0.130
七月	0.154	0.090
八月	0.110	0.073
九月	0.110	0.088
十月	0.113	0.087
十一月	0.109	0.097
十二月	0.145	0.103
二零零三年		
一月	0.132	0.110
二月	0.129	0.116
三月	0.124	0.102

香港公司收購及合併守則之影響

本公司之主要股東廣東控股有限公司於二零零三年四月二十二日(即最後實際可行日期)持有本公司約59.56%權益，而於購回授權獲全面行使後將持有本公司約66.17%權益。據董事會所知任何按購回授權進行之購回行動在香港公司收購及合併守則之下將不會帶來任何影響。本公司目前未擬行使購回授權以致公眾人士持有本公司股份之數量會減至低於發行股份之25%。

董事及彼等之聯繫人士及關連人士

據各董事所知及在彼等作出一切合理查詢後，概無任何董事或彼等之聯繫人士現時有意在購回授權獲股東批准後，根據購回授權出售任何股份予本公司或其附屬公司。

本公司並無接獲任何其他關連人士(定義見上市規則)通知，倘購回授權獲股東批准，彼等現時擬出售股份予本公司，或已承諾不將之出售。

董事會之承諾

董事會已向聯交所作出承諾，彼等將根據上市規則及香港(本公司註冊成立所在之司法權區)之適用法例，並根據本公司之組織章程大綱與章程細則之規則行使購回授權。

本公司作出之購回

於本文件之刊發日期前六個月期間，本公司並無購回其任何之上市證券(不論是透過聯交所或以其他方式進行)。

推薦意見

廣東控股有限公司已表示，彼等擬就其於最後實際可行日期持有之5,359,164,680股股份(佔股份約59.56%)對將於股東週年大會上提呈購回授權之決議案投票贊成。

董事會謹向全體股東推薦購回授權建議，敬請各股東作出考慮，並就本身擁有之股權投票贊成載於股東週年大會通告之第五項決議案。

此致

列位股東　台照

主席
梁江
謹啟

二零零三年四月二十五日

The Standard
7 January 2003



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Ms. Woo Ching Yee resigned as an executive director of the Company with effect from 6 January 2003.

The Board would like to express its sincere appreciation to Ms. Woo for her contribution made to the Group throughout her term of service to the Board.

In addition, the Board is pleased to announce that Mr. Hui Wai Man was appointed an executive director of the Company with effect from 6 January 2003.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 6 January 2003



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF 2002 RESULTS

RESULT HIGHLIGHTS

- Turnover: down 2% to HK$1,783,020,000
- Gross profit margin: up from 8.5% last year to 11.9%
- Profit attributable to shareholders: from HK$51,518,000 last year to HK$115,509,000
- Basic earnings per share: HK1.28 cents

RESULTS

The board of directors (the "Directors") of Guangnan (Holdings) Limited (the "Company"), is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002, which have been reviewed by the Company's Audit Committee.

Consolidated Profit and Loss Account

	Note	2002 HK$'000	2001 HK$'000
Turnover	1	1,783,020	1,819,350
Cost of sales		(1,571,001)	(1,664,060)
Gross profit		212,019	155,290
Other revenue	2	22,073	34,367
Other net (expenses)/income	3	(602)	1,840
Distribution costs		(54,486)	(114,537)
Administrative expenses		(62,733)	(73,689)
Other operating expenses		(5,040)	(9,334)
Profit/(loss) from operations		111,231	(6,063)
Non-operating income	4	35,989	106,568
Non-operating expenses	5	(18,812)	(74,577)
Finance costs	6(a)	(12,045)	(1,273)
Share of profits less losses of associates		10,576	(12,220)
Profit from ordinary activities before taxation	6	126,939	12,435
Taxation	7	(9,747)	(2,819)
Profit from ordinary activities after taxation		117,192	9,616
Minority interests		(1,683)	41,902
Profit attributable to shareholders		115,509	51,518
Earnings per share	8		
Basic		1.28 cents	0.61 cents
Diluted		1.23 cents	N/A

Notes:

1. **Segment Information**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

For the year ended 31 December 2002

	Tinplating HK$'000	Live and fresh foodstuffs distribution HK$'000	Feed production and livestock farming HK$'000	Foodstuffs trading HK$'000	Property leasing HK$'000	Inter-segment elimination HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	565,906	977,642	141,474	69,626	28,372	–	–	1,783,020
Inter-segment revenue	910	–	–	–	–	(910)	–	–
Other revenue from external customers	–	–	–	–	–	–	16,505	16,505
Total	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
Segment result	90,537	14,433	(5,314)	1,190	19,202			120,048
Unallocated operating income and expenses								(8,817)
Profit from operations								111,231
Finance costs								(12,045)
Share of profits less losses of associates	–	(134)	–	107	–		10,603	10,576
Non-operating income								35,989
Non-operating expenses								(18,812)
Taxation								(9,747)
Minority interests								(1,683)
Profit attributable to shareholders								115,509
Depreciation for the year	3,097	158	4,513	4	577			
Impairment loss for the year	–	–	16,466	–	–			

For the year ended 31 December 2001

	Tinplating HK$'000	Live and fresh foodstuffs distribution HK$'000	Feed production and livestock farming HK$'000	Foodstuffs trading HK$'000	Property leasing HK$'000	Discontinued-supermarket operations HK$'000 (Note a)	Inter-segment elimination HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	44,815	1,260,673	199,534	45,345	2,045	276,907	–	–	1,819,350
Inter-segment revenue	–	10	–	4,899	–	–	(4,909)	–	–
Other revenue from external customers	–	–	–	–	–	12,561	–	4,376	16,937
Total	44,815	1,260,683	199,534	50,244	2,045	289,468	(4,909)	4,376	1,836,287
Segment result	4,912	(1,633)	(8,190)	2,070	1,480	(17,834)			7,291
Unallocated operating income and expenses									(13,354)
Loss from operations									(6,063)
Finance costs									(1,273)
Share of profits less losses of associates	–	142	–	364	–	–		(12,726)	(12,220)
Non-operating income									106,568
Non-operating expenses									(74,577)
Taxation									(2,819)
Minority interests									41,902
Profit attributable to shareholders									51,518
Depreciation for the year	306	215	7,990	–	94	6,086			
Impairment loss for the year	–	215	11,945	–	–	–			

Note a: In March 2001 and June 2001, the Group's supermarket operations were discontinued following the cessation of supermarket operations in Guangzhou, the People's Republic of China (the "PRC") and Hong Kong respectively. The net gain on liquidation of these companies amounted to HK$4,828,000.

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the PRC (other than Hong Kong) is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

	The PRC 2002 HK$'000	The PRC 2001 HK$'000	Hong Kong 2002 HK$'000	Hong Kong 2001 HK$'000	Others 2002 HK$'000	Others 2001 HK$'000
Revenue from external customers	734,553	249,814	1,027,324	1,554,762	21,143	14,774

2. **Other revenue**

	2002 HK$'000	2001 HK$'000
Subsidy received	5,712	–
Interest income	4,785	6,217
Write back of provision for bad debts	2,467	–
Management income	1,630	3,831
Dividends from listed securities	659	2,760
Rental income	521	1,730
Dividends from unlisted securities	124	450
Advertising and promotion income	–	6,813
Concession sale income	–	4,563
Others	6,175	8,003
	22,073	34,367

3. **Other net (expenses)/income**

	2002 HK$'000	2001 HK$'000
Net gain on disposal of associates	427	–
Net exchange gain	199	–
Net realised and unrealised gains on other securities carried at fair value	150	1,840
Net loss on sale of fixed assets	(1,378)	–
	(602)	1,840

4. ***Non-operating income***

	Note	2002 HK$'000	2001 HK$'000
Write back of long outstanding payables	(i)	9,891	15,124
Recovery of bad debts	(ii)	26,098	8,765
Net gain on disposal of associates	(iii)	–	14,699
Write back of inventory provisions	(iv)	–	14,716
Net gain on the Restructuring	(v)	–	48,436
Net gain on liquidation of subsidiaries *(see note 1a)*		–	4,828
		35,989	106,568

Notes:

(i) The amounts mainly represent the write back of long outstanding payables. The Directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year, certain bad debts were recovered and the related provisions of HK$16,143,000 and the write-off amounts of HK$9,955,000 were written back to the profit and loss account accordingly.

(iii) The amounts mainly represent the write back of the net deficit of associates previously shared by the Group as a result of the disposal of associates.

(iv) The amounts mainly represent the write back of provisions for inventories previously made against certain merchandises held for resale as a result of the cessation of the supermarket operations in Guangzhou, the PRC. For the year ended 31 December 2001, most of those inventories were disposed above the carrying value and the redundant provisions for inventories were written back to the profit and loss account accordingly.

(v) Pursuant to the summary indicative heads of terms dated 16 December 1999 and, inter alia, a restructuring agreement dated 22 December 2000, the Group underwent a corporate reorganisation and indebtedness restructuring (the "Restructuring"). The Restructuring was approved by independent shareholders and bank creditors and was complete on 22 December 2000. The net gain on the Restructuring for the year ended 31 December 2001 mainly relate to adjustments on payables and the write back of certain provisions following the completion of the Restructuring.

5. **Non-operating expenses**

	Note	2002 HK$'000	2001 HK$'000
Provisions for impairment losses on fixed assets	(i)	18,812	12,183
Losses on disposal of fixed assets	(ii)	–	28,127
Provisions for the amounts due from minority shareholders	(iii)	–	20,985
Provisions for impairment losses on cessation of operations of a subsidiary and an associate	(iv)	–	8,198
Provisions for certain payments to suppliers	(v)	–	5,084
		18,812	74,577

Notes:

(i) Provisions for the year ended 31 December 2002 mainly represent impairment losses on land and buildings as the recoverable amounts of these assets were lower than their respective net book values.

(ii) The losses on disposal of fixed assets relate to net carrying value of certain fixed assets which have not been in use following a realignment of the Group's business operation.

(iii) The Directors are of the opinion that the recoverability of the amounts due from minority shareholders was in doubt and thus full provisions were made in the financial statements.

(iv) Provisions for the year ended 31 December 2001 represent impairment losses against the amount due from an associate as a result of the cessation of its operations in Guangzhou, the PRC.

(v) These relate to provisions for certain payments to suppliers following the Executive Directors' review of the business arrangements with the suppliers for the year ended 31 December 2001.

6. **Profit from ordinary activities before taxation**

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2002 HK$'000	2001 HK$'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	4,200	634
Interest on convertible notes	6,345	639
Interest incurred in settling a claim	1,500	–
	12,045	1,273
(b) *Staff costs:*		
Net contributions paid to/(refunded from) defined contribution plan	533	(683)
Salaries, wages and other benefits	51,766	50,707
	52,299	50,024
(c) Other items:		
Cost of inventories	1,571,001	1,664,060
Impairment losses on fixed assets	18,812	12,183
Auditors' remuneration	2,297	2,166
Depreciation	12,362	17,198
Operating lease charges in respect of property rentals	1,125	34,093
Amortisation of negative goodwill	(1,557)	–
Rentals receivable from investment properties less direct outgoing of HK$3,591,000 (2001: HK$Nil)	(21,488)	(2,045)

7. **Taxation**

Taxation in the consolidated profit and loss account represents:

	2002 HK$'000	2001 HK$'000
Provision for Hong Kong Profits Tax at 16% (2001: 16%) on the estimated assessable profits for the year	–	2,378
Over-provision in respect of prior years	(355)	(420)
	(355)	1,958
PRC income tax	10,755	714
Deferred taxation	(807)	–
	9,593	2,672
Share of associates' taxation	154	147
	9,747	2,819

Income tax for subsidiaries established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

8. **Earnings per share**

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$115,509,000 (2001: HK$51,518,000) and the weighted average of 8,996,826,000 (2001: 8,426,517,000) ordinary shares in issue during the year.

(b) ***Diluted earnings per share***

The calculation of diluted earnings per share is based on the profit attributable to ordinary shareholders of HK$121,854,000 and the weighted average number of 9,908,402,000 ordinary shares after adjusting for the effects of all dilutive potential ordinary shares for the year ended 31 December 2002.

The exercise of the subscription rights conferred by the share options and convertible notes would not have any dilutive effect on the earnings per share for the year ended 31 December 2001 as certain non-operating income and non-operating expense items would not be taken into account in calculating the diluted earnings per share.

(c) ***Reconciliation***

	2002 Number of shares *(thousand)*
Weighted average number of ordinary shares used in calculating basic earnings per share	8,996,826
Deemed issue of ordinary shares for no consideration	911,576
Weighted average number of ordinary shares used in calculating diluted earnings per share	9,908,402

9. **Transfers to reserves**

During the year, approximately HK$1,844,000 (2001: HK$323,000) and HK$Nil (2001: HK$237,000) were appropriated from the profit and loss account to other reserves and capital reserve respectively.

AUDIT OPINION

KPMG have confirmed that an unqualified audit opinion will be given in respect of the Group's financial statements for the year ended 31 December 2002.

CHAIRMAN'S STATEMENT

In 2002, the Group adopted a new corporate core culture with emphasis on management efficiency and performance. Through intensive management efforts, the Group took a firm hold at building the management team of companies at all levels, strengthening corporate management from the foundation to the top, integration of business resources, exploration of new business opportunities, fully exploiting our business potential and added values, reinforcing investment project monitoring and financial management and control, the Group has achieved satisfactory economic results.

For the year ended 31 December 2002, the Group's consolidated turnover was HK$1,783,020,000, which was HK$36,330,000 less than the 2001 turnover of HK$1,819,350,000, representing a decrease of 2.0%. Main reasons for the reduction were that the Group completely closed its supermarket business as from June 2001, and that its live and fresh foodstuffs distribution operation was reduced as a result of the State's deregulation of pond-fish quota management and reduction of live poultry agency quota. For 2002, the Group's profit before tax was HK$126,939,000, which was HK$114,504,000 more than that of 2001, representing an increase of 920.8%. Profit attributable to shareholders was HK$115,509,000, which was HK$63,991,000 more than that of 2001, representing an increase of 124.2%. Basic earnings per share was HK1.28 cents for 2002 and HK0.61 cents for 2001.

In 2001, the Group had ceased the supermarket business, and eliminated the loss-making part of the Group's business, and achieved a successful reacquisition of the Zhongshan Zhongyue Tinplate Industrial Co., Ltd. and Zhongshan Shan Hui Industrial Co., Ltd.. Based on this foundation, we adjusted our business plan, business focus and operation strategy in 2002, and we concentrated our attention on developing industrial projects and businesses with better future profit prospect and competitiveness. Accordingly, the tinplating and property leasing business became the new profit growth area and the major contributor of the profit of the Group, and replaced the live and fresh foodstuffs operation as the Group's core business. As the above industrial operating profits more than compensated for the reduction in profit from the live and fresh foodstuffs operation, the Group made significant improvement in 2002 over 2001 in most economic indicators except a slight decrease in turnover compared to the same period last year. This is achieved because the Group restructured its operating businesses and development strategy at the proper time, and improved corporate competitiveness, profit-generating and risk management capabilities through business synergy, altering product mix, developing new products and new business, enhancing corporate quality and profit margin. As a result, the Group restored sound asset and financial position and saw a much improved operating performance with the best operating results since the Restructuring. The present asset position of the Group is healthy; financial resources are sufficient and cost effectiveness is in a comparatively satisfactory situation.

Looking ahead in 2003, the Group's operation environment is still exceptionally challenging. The live and fresh foodstuffs distribution operation is gradually losing its policy advantages as China enters the World Trade Organization, and the livestock farming is dwindling due to changes in the market situation. However, opportunities exist where there is challenge. The Board and the management believes that if we can carry out the objective of "enhancing the quality of the management team and innovative operating systems, integrating business structures to create synergy, developing flagship businesses to increase our competitiveness", we shall nurture and develop our leading business, expedite the improvement of tinplating technology in order to boost productivity and market competitiveness, accelerate business structure reform at the same time we seek improvement in our present enterprises and businesses, and aggressively identify investment opportunities and acquire projects with potential at the proper time. The Board firmly believes that adhering to the above policies would offer a basis for increasing the Group's overall economic strength, profitability and competitiveness, and maximizing the return for our shareholders.

MANAGEMENT DISCUSSION & ANALYSIS

Business Review

Introduction

2002 remained a year marked with operating difficulties. The tinplating operation was dampened by the trade-war in the international steel market and the State's implementation of provisional protection measures for certain category of imported steel plates. The raw steel market experienced dramatic changes and the market of the imported raw steel plates saw keener competition. Affected by the State's policies on deregulating pond fish quota management and reducing quota for livestock agencies; outbreak of Avian influenza in February and the opening up of the frozen live-chicken market in December, the turnover of the live and fresh foodstuffs operation dropped significantly. Infectious diseases affected livestock farming and live pigs exported and sold decreased notably. Under such a difficult business environment, the Group promptly adjusted its business strategy and decisively took the initiative to apply to the State for exemption from provisional protection measures and obtained it towards the end of 2002. The Group increased the purchases of imported raw steel plates from countries not involved in anti-dumping, scaled up production and sales of products with higher profit margin and sales of live and fresh foodstuffs under non-policy agency, implemented effective measures on prevention and cure of epidemics of livestock. Thanks to these measures, related operational risks were reduced and satisfactory results were achieved. Most of the economic indicators of the Group in 2002, except for the turnover which was slightly decreased, were remarkably improved as compared to those of the same period of 2001. Cost of sales decreased by HK$93,059,000 or 5.6%. Gross profit increased by HK$56,729,000 or 30.5%. Distribution costs decreased by HK$60,051,000 or 52.4%. Administrative expenses decreased by HK$10,956,000 or 14.9%. There is a big turnaround in operating profit and share of profits of associates. Operating profit increased by HK$117,294,000. Share of profits of associates increased by HK$22,796,000. Profit before tax increased by HK$114,504,000 or 920.8%. Profit attributable to shareholders increased by HK$63,991,000 or 124.2%. Basic earnings per share increased by HK0.67 cents or 109.8%. At present, the Group is in a good assets backing condition, with sufficient financial resources, and a healthy operation with comparatively improved profit yield.

Tinplating and Property Leasing

In 2002, amidst dramatic changes in the raw materials market with fierce competition from imported steel plates, and while final arbitration over provisional protection measures is still pending, the Group had, in response to the situation, taken active measures to explore alternative material-importing channels, heightened production and sales of higher profit margin electroplated ferrochrome products. These measures proved effective and the production, sales and profit recorded significant increase. In 2002, the production and sales of tinplating electroplated ferrochrome totalled 111,157 tons, an increase of 18,052 tons or 19.4% over those of 2001. Average product sales gross profit margin improved from 16.7% in 2001 to 21.6% in 2002, an increase of 4.9%. The newly acquired business remained buoyant, and for the year ended 31 December 2002 contributed HK$565,906,000, or 31.7% of turnover and HK$85,708,000, or 67.5% of pre-tax profit, and became the Group's core business, a major growth driver and profit contributor.

Property leasing recorded a total revenue of HK$28,372,000 for 2002, an increase of 6.2% as compared to that of 2001. In order to leverage land resource to develop industrial property leasing, the Group invested HK$8.74 million into the construction of the second phase plants of Rugu, Zhongshan with total gross floor area of 1,230 m². The project was completed in July 2002 and the properties were leased out during the year.

Feed Production

Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd., the Group's wholly owned subsidiary, possesses an annual production capacity of 200,000 tons of poultry feed. In 2002, the Group overhauled the management of the company, restructured its product mix, transformed the shrimp feed production line, discontinued certain loss-making poultry feed products and focused on high valued-added types of fish and shrimp feed products, resulting in continued improvement of both the operation quality and economic benefits despite the decrease in production and turnover of 37.8% and 28.1% respectively as compared to those of 2001.

The Group's feed processing operation is situated at Zhanjiang, Guangdong Province. As the aquatic food industry in Zhanjiang and the coastal areas in Hainan and Beihai, Guangxi Province are prospering, growth potential and prospect is expected within the aquatic feed market.

Live and Fresh Foodstuffs Distribution

The live and fresh foodstuffs distribution operation is the Group's traditional business. Following the PRC's accession to the World Trade Organization, the State deregulated quota management in pond fish and reduced quota for livestock agencies in January 2002. Outbreak of Avian influenza in February and the opening up of the frozen live-chicken market in December exacerbate the business condition further. Faced with the rapid deterioration in the business operating environment, the Group strived to maintain its performance as a policy regulated agency and, simultaneously, increasing its non-policy regulated agency business by expanding direct sales in quality live-chicken. By way of reducing headcounts and effective cost control, we managed to enhance profits and minimize the drop in turnover. Consequently, the live and fresh foodstuffs operation recorded a turnover of HK$977,642,000 in 2002, a decrease of HK$283,030,000 or 22.5% over that of the same period of 2001; operating profit of HK$14,602,000, a decrease of HK$2,957,000 or 16.8% over that of the same period of 2001.

In order to safeguard the traditional live and fresh foodstuffs distribution operation to meet the ever changing market competition, the Group, by analysing the past, the present and the future trend of the business, formulated a series of measures such as building up an effective incentive mechanism, expanding non-policy regulated agency business, identifying strategic partners, establishing commodity production base, broadening marketing network, and exploring new frozen poultry business and etc. These measures are designed with an aim to lay a strong foundation for the ongoing development of this operation after the State fully deregulated live and fresh foodstuffs quota management.

Foodstuffs Trading

In addition to the original business of trading in foodstuffs like frozen food, rice, starch, egg powder and etc, the Group strived to develop new business such as frozen live-chicken, feed and the like. In 2002, the trading of foodstuffs recorded a turnover of HK$69,626,000, an increase of HK$24,281,000 or 53.5% over that of the same period of 2001.

The Group succeeded in supplying the first consignment of frozen live-chicken to Hong Kong as Hong Kong opened up its frozen live chicken market in December 2002. The turnover of that month was HK$3.35 million. Currently, the Group has become Hong Kong's major supplier of frozen live chickens which are being sold in all major supermarkets and chain stores. Trading of frozen live-chicken will become the major business of foodstuffs trading operation.

Livestock Farming

Performance of the Group's livestock farming operation in 2002 had been sluggish due to infectious diseases and reduced selling price of live pigs in the mainland. Turnover of the three pig farms was HK$50,177,000, a decrease of HK$12,384,000 or 19.8% as compared to that of the same period last year; operating loss was HK$5,463,000, an increase in the loss of HK$3,888,000 or 246.9% as compared to the same period last year.

The Group's livestock farming operates mainly in Dongguan City, Guangdong Province, where the pigs-farming environment deteriorates due to urban planning and development. High-infected rate of pigs associated with the present industry downturn constitutes high operating risks. As a result, the Group will, after examination and demonstration, scaled down this operation, or, even change the operation mechanism to transfer or lease out the pig farms when the time is right.

Financial Position

As at 31 December 2002, the Group's total assets amounted to HK$963,053,000 and total liabilities stood at HK$448,066,000, an increase of HK$4,729,000 and a decrease of HK$136,889,000 respectively when compared with the position as at the end of 2001. The net current assets of the Group increased from HK$33,848,000 as at the end of 2001 to HK$73,049,000 and the current ratio (current assets divided by current liabilities) increased by 10.9%. The Group's financial position has strengthened further since the end of last year, indicating a steady move towards improving results and paving the way for future business expansion.

Liquidity and Financing Resources

As at 31 December 2002, the Group maintained cash balances of HK$243,010,000, increased by 6.6% from the cash balances as at the end of 2001. The major cash outflow was for the early redemption of HK$105,000,000 interest-bearing convertible notes.

The Group's interest-bearing borrowings are repayable on demand and carry interest at annual rates ranging from 6.5% to 7.6%. At the end of the year under review, the Group's interest-bearing borrowings together with the convertible notes totalled HK$139,012,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest bearing borrowings and convertible notes over the shareholders' fund, was 28.1%, representing a sharp decrease of 53.8% from 81.9% as at 31 December 2001.

One of the Group's subsidiaries in the PRC has secured an additional banking facility for letters of credit of US$4,000,000 in the second half of the year after securing credit of US$6,000,000 in the first half of the year, of which US$6,300,000 was utilized at the end of this year. With its cash holdings, recurring cashflow from its operations and available banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charges on Group's Assets

As mentioned in the annual report of the Company for the year ended 31 December 2001, certain land & buildings of a 51%-owned subsidiary in the PRC, namely Dongguan Guangnan Stock Development Co. Ltd. (the "Subsidiary"), with gross carrying amount of HK$10,369,000, have been pledged to a bank for a loan of HK$8,476,000 granted to a minority shareholder of the Subsidiary. A provision of HK$10,369,000 was made in previous years' financial statements.

Convertible Notes

On 3 December 2001, the Company issued convertible notes of HK$185,000,000 to Richway Resources Limited, a fellow subsidiary of the Company, as part of the consideration for the acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company on any business day at an initial conversion price of HK$0.155 per share. During the year, a total of HK$105,000,000 convertible notes were redeemed by the Group on 21 June, 14 August and 8 November 2002 respectively, in order to reduce interest expense thereof. As at the date of this report, the outstanding portion was of HK$80,000,000.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the year, the Group was not exposed to significant exchange risk.

Employees and Remuneration Policies

As at 31 December 2002, the Group has a total of 808 employees, reduced by 71 as compared to the same period of 2001, of whom 49 were based in Hong Kong and 759 were based in the PRC. The staff remuneration is determined in accordance with the responsibility for the post, workload, individual performance and prevailing industry practice. In 2002, the Group implemented control on the total salary and effectively reduced the labour cost through re-determining the staffing, headcount and total salaries of each subsidiary. At the same time, the "performance bonus" incentive scheme assessed the performance of the subsidiaries based on the profit before taxation achieved and rewarded the management, key personnel and outstanding staff with bonus of a designated proportion. This incentive scheme activated and mobilized the work enthusiasm of the broad ranks of staff members.

Future Prospect

Looking ahead in 2003, the operation environment is still exceptionally challenging. The live and fresh foodstuffs distribution operation is gradually losing its policy advantages as China enters the World Trade Organisation, the recent relapse of the Avian influenza and the outbreak of Atypical Pneumonia will expect to dampen the business further. Livestock farming is dwindling due to changes in the market situation. However, opportunities exist where there is challenge. The management believes that if we can carry out the objective of "enhancing the quality of the management team and innovative operating systems, integrating business structures to create synergy, developing flagship businesses to increase our competitiveness", and if we can maintain our strength in existing enterprises and businesses while we continue to nurture and develop our leading business, expedite the improvement of tinplating technology in order to boost productivity and market competitiveness, accelerate business structure reform, aggressively identify investment opportunities and then to acquire projects with potential, we can definitely enhance the Group's overall economic strength, profitability and competitiveness, and eventually accelerate the growth of the Company.

DIVIDEND

The Directors of the Company do not recommend the payment of any final dividend (2001: HK$Nil). There was no payment of the interim dividend for the six months ended 30 June 2002 (2001: HK$Nil).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 17 June 2003 to Wednesday, 18 June 2003, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 16 June 2003.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 11 April 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong on Wednesday, 18 June 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2002.

2. To elect Directors and fix the Directors' remuneration.

3. To appoint Auditors and authorise the Directors to fix their remuneration.

4. To consider as Special Business, and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to directors or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, (iii) the exercise of the conversion rights attached to the outstanding convertible note, or (iv) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. To consider as Special Business, and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined above) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

6. To consider as Special Business, and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 4 and 5 set out above being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution no. 4 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 11 April 2003

Registered Office:
15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Notes:

(i) A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(ii) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

(iii) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

(iv) The register of members of the Company will be closed from Tuesday, 17 June 2003 to Wednesday, 18 June 2003, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 16 June 2003.

(v) A form of proxy for use at the meeting and an explanatory statement containing further details as regarding resolution no. 5 will be sent to the shareholders together with the Annual Report.

(vi) In relation to resolution no. 4, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

(vii) In relation to resolution no. 5, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

(viii) In relation to resolution no. 6, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
ONGOING CONNECTED TRANSACTIONS

SUMMARY

The Directors announce that for the period from January 2003 to April 2003 Guangnan Zhanjiang, a 100% owned subsidiary of Guangnan, has in its ordinary and usual course of business purchased barley malt sprouts from Guangzhou Malting.

As Guangzhou Malting is an indirect 51.6% owned subsidiary of GDH and GDH is the controlling shareholder of the Company holding approximately 59.56% of the issued share capital of the Company, Guangzhou Malting is a Connected Person of Guangnan.

Under Chapter 14 of the Listing Rules, the Guangnan Zhanjiang Transactions constitute connected transactions of Guangnan and may be required to be disclosed to the Shareholders if the value thereof exceeds the higher of 0.03% of the latest published net tangible asset value of the Group and HK$1 million.

The Directors, including independent non-executive Directors, consider that the Guangnan Zhanjiang Transactions are fair and reasonable, based upon normal commercial terms, entered into in the ordinary and usual course of business of Guangnan Zhanjiang and in the interests of Guangnan and the Shareholders as a whole.

The management of Guangnan Zhanjiang expects the Guangnan Zhanjiang Transactions to continue in the future and believe that the aggregate value of such transactions in any financial year is likely to exceed the higher of 0.03% of the latest published net tangible asset value of the Group and HK$1 million. Since the Guangnan Zhanjiang Transactions are and will continue to be on normal commercial terms and occur continually in the ordinary course of business of the parties thereto, it would be impracticable and unduly onerous on the part of Guangnan if it is required to comply with Chapter 14 of the Listing Rules. Accordingly, Guangnan will apply to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under rule 14.25(1) of the Listing Rules in respect of the Guangnan Zhanjiang Transactions subject to the conditions set out in the section headed "WAIVER FROM LISTING RULES REQUIREMENTS" in this announcement.

STRUCTURE OF THE GROUP


GDH
59.56%
51.6%
Guangnan
Guangzhou Malting
100%
Guangnan Zhanjiang

GUANGNAN ZHANJIANG TRANSACTIONS

The Directors announce that for the period from January 2003 to April 2003, Guangnan Zhanjiang, a 100% owned subsidiary of Guangnan, has in its ordinary and usual course of business purchased barley malt sprouts from Guangzhou Malting. There was and is no general understanding between Guangnan Zhanjiang and Guangzhou Malting relating to the purchases and no sales contract was executed between them. There were only purchase orders made on a case by case basis.

Guangzhou Malting is currently an indirect 51.6% owned subsidiary of GDH. GDH is the controlling shareholder of the Company holding approximately 59.56% of the issued share capital of the Company.

Guangzhou Malting is a Connected Person of Guangnan and the Guangnan Zhanjiang Transactions constitute connected transactions of Guangnan under the Listing Rules. Guangnan Zhanjiang did not purchase any barley malt sprouts from Guangzhou Malting prior to January 2003. From January 2003 to April 2003, the aggregate value of the Guangnan Zhanjiang Transactions amounted to approximately RMB810,655 (or approximately HK$763,799) representing approximately 0.15% of the net tangible asset value of the Group as at 31 December 2002. The management of Guangnan Zhanjiang expects the value of the Guangnan Zhanjiang Transactions for the financial year ending 31 December 2003 will exceed the higher of 0.03% of the latest published net tangible asset value of the Group and HK$1 million but will not exceed the higher of 3% of the latest published net tangible asset value of the Group and HK$10 million.

Prices of the barley malt sprouts purchased from Guangzhou Malting by Guangnan Zhanjiang were and will continue to be determined according to the prevailing market prices or on terms no less favourable than those available to or from independent third parties. Accordingly, the Directors, including independent non-executive Directors, consider that the terms of the Guangnan Zhanjiang Transactions are fair and reasonable, based upon normal commercial terms, entered into in the ordinary and usual course of business of Guangnan Zhanjiang and in the interests of Guangnan and the Shareholders as a whole.

REASONS FOR THE TRANSACTIONS

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing and sales of tinplate and related products, development and leasing of various industrial properties, feed production, distribution of live and fresh foodstuffs, foodstuffs trading and livestock farming. The Group's principal activities are mainly carried out in Hong Kong and in Guangdong Province of the PRC.

Guangnan Zhanjiang is principally engaged in the production and trading of poultry and aquatic feed. Guangnan Zhanjiang commenced to use barley malt sprouts as an ingredient in its feed production in January 2003. The amount of barley malt sprouts purchased from Guangzhou Malting from January 2003 to April 2003 accounted for approximately 82.4% of Guangnan Zhanjiang's total purchases of barley malt sprouts for the same period. The Guangnan Zhanjiang Transactions provide Guangnan Zhanjiang with a stable supply of barley malt sprouts at prices which are competitive when compared with those offered by other supplier of Guangnan Zhanjiang. The Directors consider that the Guangnan Zhanjiang Transactions have ensured and will continue to ensure the smoothness of normal business operations of Guangnan Zhanjiang.

WAIVER FROM LISTING RULES REQUIREMENTS

The management of Guangnan Zhanjiang expects the Guangnan Zhanjiang Transactions to continue in the future and believe that the aggregate value of such transactions in any financial year is likely to exceed the higher of 0.03% of the latest published net tangible asset value of the Group and HK$1 million. Since the Guangnan Zhanjiang Transactions are and will continue to be on normal commercial terms and occur continually in the ordinary course of business of the parties thereto, it would be impracticable and unduly onerous on the part of Guangnan if it is required to comply with Chapter 14 of the Listing Rules. Accordingly, Guangnan will apply to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under rule 14.25(1) of the Listing Rules in respect of the Guangnan Zhanjiang Transactions subject to the conditions set out in the following conditions:

(a) that the Guangnan Zhanjiang Transactions shall be:

   (i) carried out in the ordinary and usual course of Guangnan Zhanjiang's business;

   (ii) conducted either on normal commercial terms or, on terms no less favourable to Guangnan Zhanjiang than terms available to or from independent third parties; and

(b) the aggregate value of the Guangnan Zhanjiang Transactions during each financial year of Guangnan shall not exceed the Cap Amount;

(c) the independent non-executive Directors shall review the Guangnan Zhanjiang Transactions annually and confirm in Guangnan's 2003 and successive annual reports that the transactions were conducted in accordance with paragraphs (a) and (b) above;

(d) the auditors of Guangnan shall review the Guangnan Zhanjiang Transactions annually and confirm in a letter to the Board, a copy of which shall be provided to the Stock Exchange, stating whether:

   (i) the Guangnan Zhanjiang Transactions have received approval of the Board;

   (ii) the Guangnan Zhanjiang Transactions have been entered into in accordance with the terms thereof or on terms no less favourable than those available to or from independent third parties; and

   (iii) the Cap Amount of the aggregate value of the Guangnan Zhanjiang Transactions have been exceeded.

   Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Directors shall contact the Stock Exchange immediately;

(e) details of the Guangnan Zhanjiang Transactions in each financial year shall be disclosed as required under rule 14.25 (1) (A) to (D) of the Listing Rules in the annual report of Guangnan for that financial year together with a statement of the opinion of the independent non-executive Directors of Guangnan referred to in paragraph (c) above; and

(f) Guangzhou Malting shall provide to the Stock Exchange an undertaking that, for so long as the Shares are listed on the Stock Exchange, it will provide the auditors of Guangnan with full access to its relevant records for the purpose of the auditors' review of the transactions referred to in paragraph (d) above.

DEFINITIONS

"Board"	The board of Directors
"Cap Amount"	the higher of HK$10 million and 3% of the latest published net tangible asset value of the Group
"Connected Person(s)"	has the same meaning as ascribed in the Listing Rules
"Director(s)"	The director(s) of Guangnan
"GDH"	GDH Limited is a controlling shareholder with a 59.56% interest in Guangnan
"Guangnan Zhanjiang"	Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd., a wholly foreign-owned enterprise established in the PRC and 100% owned by Guangnan
"Guangzhou Malting"	Guangzhou Malting Co., Ltd., a sino-foreign equity joint venture established in the PRC and 51.6% indirectly owned by GDH
"Guangnan Zhanjiang Transactions"	ongoing connected transactions entered into by Guangnan Zhanjiang and Guangzhou Malting whereby Guangnan Zhanjiang purchase barley malt sprouts from Guangzhou Malting and which transactions are expected to continue from time to time in the future
"Group"	Guangnan and its subsidiaries
"Guangnan"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong with its Shares listing on the main board of the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"Share(s)"	Share(s) of HK$0.10 each in the share capital of Guangnan
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

Exchange rate: Unless otherwise specified in this announcement, amounts denominated in RMB have been translated, for the purpose of illustration only, into HK$ as follows:

HK$1.00 = RMB1.061

No representation is made that any amounts in RMB or HK$ could have been or could be converted at the above rate.

By Order of the Board
Guangnan (Holdings) Limited
Liang Jiang

Ref. No. ____________

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive

COMPANY NAME Guangnan (Holdings) Limited STOCK CODE 1203

(3) Identification of director or chief executive who is making disclosure

NAME (Surname first) Liang Jiang HKID/~~PASSPORT~~ NO. P797058(0) CONTACT PHONE NO. 2828 3938

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 3.

~~Yes~~/No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

Day Month Year

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A ____ ____

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] N/A 1__ 2__ 3__ 4__ 5__ 6__ 7__ 8__

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

..../2

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in S.8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/PASSPORT NO.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION.	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

.../3

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (DAY/MONTH/YEAR)	CONSIDERATION PER UNIT
Guangdong Investment Limited	Ordinary Shares	-	310,000	-	-	/ - /	-
Guangnan (Holdings) Limited	Ordinary Shares	300,000	1,300,000	X	-	25/ 10/ 2002	HK$0.109

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B)CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (DAY/MONTH/YEAR)	(E)PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) ONSIDERATION (IF ANY)
N/A						

.../4

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C)NUMBER OF SECURITIES	(D) NAME (S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Liang Jiang

Date: 25 October 2002

Day Month Year

Ref. No. ____________

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive

COMPANY NAME Guangnan (Holdings) Limited STOCK CODE 1203

(3) Identification of director or chief executive who is making disclosure

NAME (Surname first) Liang Jiang HKID/PASSPORT NO. P797058(0) CONTACT PHONE NO. 2828 3938

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 3.

~~Yes~~/No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

Day Month Year

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A ____ ____

N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1__ 2__ 3__ 4__ 5__ 6__ 7__ 8__

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

..../2

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in S.8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/PASSPORT NO.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION.	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

.../3

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (DAY/MONTH/YEAR)	CONSIDERATION PER UNIT
Guangdong Investment Limited	Ordinary Shares	-	310,000	-	-	/ - /	-
Guangnan (Holdings) Limited	Ordinary Shares	1,300,000	1,800,000	X	-	7/ 3/ 2003	HK$0.114
Guangdong Brewery Holdings Limited	Ordinary Shares	-	100,000	X	-	6/ 3/ 2003	HK$0.74

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B)CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (DAY/MONTH/YEAR)	(E)PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) ONSIDERATION (IF ANY)
N/A						

.../4

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C)NUMBER OF SECURITIES	(D) NAME (S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Liang Jiang

Date: 7 March 2003

Day Month Year

Ref. No. ____________

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive

COMPANY NAME Guangnan (Holdings) Limited STOCK CODE 1203

(3) Identification of director or chief executive who is making disclosure

NAME (Surname first) Li Xiangbin HKID/PASSPORT NO. R032986(9) CONTACT PHONE NO. 2828 3938

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 3.

~~Yes~~/No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

	Day	Month	Year
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	N/A	____	____

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] N/A 1 __ 2 __ 3 __ 4 __ 5 __ 6 __ 7 __ 8 __

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

..../2

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in S.8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/PASSPORT NO.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION.	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

.../3

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (DAY/MONTH/YEAR)	CONSIDERATION PER UNIT
Guangnan (Holdings) Limited	Ordinary Shares	-	1,000,000	X	-	7/3/2003	HK$0.115
		-				/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B)CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (DAY/MONTH/YEAR)	(E)PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) ONSIDERATION (IF ANY)
N/A						

.../4

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C)NUMBER OF SECURITIES	(D) NAME (S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 
Li Xiangbin

Date: 7 March 2003
Day Month Year

Ref. No. ___________

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive

COMPANY NAME Guangnan (Holdings) Limited STOCK CODE 1203

(3) Identification of director or chief executive who is making disclosure

NAME (Surname first) Woo Ching Yee HKID/PASSPORT NO. E913713(4) CONTACT PHONE NO. 2828 3938

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 3.

~~Yes~~/No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. Day N/A ____ Month ____ Year ____

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] N/A 1 __ 2 __ 3 __ 4 __ 5 __ 6 __ 7 __ 8 __

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

..../2


SEC MAIL
PROCESSING
RECEIVED
JUL 07 2003
SECTION
WASH. D.C.

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in S.8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/PASSPORT NO.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION.	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

.../3

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (DAY/MONTH/YEAR)	CONSIDERATION PER UNIT
Guangnan (Holdings) Limited	Ordinary Share	-	2,000,000	-	-	-	-

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B)CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (DAY/MONTH/YEAR)	(E)PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A						

.../4

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C)NUMBER OF SECURITIES	(D) NAME (S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

(Resigned as director of Guangnan (Holdings) Limited with effect from 6 January 2003.)

Signature: 
Woo Ching Yee

Date: 6 January 2003
Day Month Year

表格 2

法團大股東通知

依據《證券及期貨條例》(第571章)第XV部第324條作出通知

本表格供作出以下通知的法團使用：

(i) 首次取得上市法團 5% 或以上的股份的權益（即首次成為大股東）；
(ii) 其在該等股份的權益或就該等股份所持有的淡倉的百分率水平數值出現變動；及
(iii) 不再持有該 5% 的股份權益（只需填寫方格1至19及27）。

本表格必須根據表格2註釋內的指令及指示填寫。

1. 上市法團的名稱
廣南(集團)有限公司

2. 股份編號 1203

3. 股份類別 普通股

4. 該類別的已發行股份的數目
8,998,332,859



SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH. D.C.
155
SECTION

5. 大股東的名稱
廣東粵港投資控股有限公司 Guangdong Yue Gang Investment Holdings Company Limited

6. 註冊辦事處
廣州市東風東路555號粵海集團大廈31樓

7. 香港主要營業地點

8. 商業登記號碼

9. 法團註冊的地點
中國

法團註冊證書號碼

10. 聯絡人
張慕貞

11. 日間聯絡電話號碼
28283976

12. 電郵地址

13. 在哪一家交易所上市

14. 上市母公司的名稱及該母公司在哪一家交易所上市

15. 有關事件的日期

1	4	2003
（日）	（月）	（年）

16. 大股東知悉有關事件／股份權益的日期（如在有關事件的日期之後）

	N/A	
（日）	（月）	（年）

17. 有關事件的詳情

	切合有關情況的有關事件代號 (見表1)	切合以前／現時持有股份的身分的代號 (見表2) 有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	每股的平均價	場外 每股的平均代價	代價代號 (見表3)
好倉	110	-請選擇-	-請選擇-		HKD				-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

18. 緊接在有關事件之前的股份總數

	股份總數	百分率數字 (%)
好倉	5,359,164,680	59.56
淡倉		
可供借出的股份		

19. 緊接在有關事件之後的股份總數

	股份總數	百分率數字 (%)
好倉	5,875,293,712	61.75
淡倉		
可供借出的股份		

20. 以何種身分持有方格19所披露的權益

切合身分的代號 (見表2)	股份數目 好倉	淡倉
205	516,129,032	
-請選擇-		
-請選擇-		
-請選擇-		
-請選擇-		

21. 有關衍生權益的進一步資料

切合有關衍生工具的代號 (見表4)	股份數目 好倉	淡倉
403	* 516,129,032	
-請選擇-		
-請選擇-		
-請選擇-		
-請選擇-		

* 指 Richway Resources Limited 持有廣南(集團)有限公司（「廣南」）之面值 8,000 萬港元之可換股票據。可換股票據可於任何營業日（除卻廣南暫停辦理廣南股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日）轉換為廣南每股面值 0.1 港元的普通股，初步換股價為每股 0.155 元。

22. 有關大股東所控制的法團的權益的進一步資料

受控法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉
廣東控股有限公司 GDH Limited	香港干諾道中148號粵海投資大廈29樓	廣東粵港投資控股有限公司	100.00	N	# 5,875,293,712	
廣東控股有限公司 GDH Limited	香港干諾道中148號粵海投資大廈29樓	廣東粵港投資控股有限公司	100.00	Y	4,901,150,433	
廣東控股有限公司 GDH Limited	香港干諾道中148號粵海投資大廈29樓	廣東粵港投資控股有限公司	100.00	N	# 974,143,279	
Richway Resources Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	廣東控股有限公司	100.00 @	Y	516,129,032	
Guangnan International (B.V.I.) Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, B.V.I.	廣東控股有限公司	100.00 @	Y	438,453,567	
廣南行(控股)有限公司 Guangnan Hong (Group) Limited	香港干諾道中148號粵海投資大廈11樓	廣東控股有限公司	100.00 @	Y	18,420,680	
粵昇財務有限公司 Yue Sheng Finance Limited	香港干諾道中148號粵海投資大廈27至29樓	廣東控股有限公司	57.91 @	Y	1,140,000	

已包括法團權益　　　@ 間接控制

23. 有關由大股東與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉
N/A			

24. 來自受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
N/A		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

25. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
N/A		
根據第317及318條，大股東持有權益的股份總數		

26. 大股東或其董事慣於按照其指令行事的人士的詳情

姓名	地址	關係代號 (見表 6)	百分率 (%)
N/A		- 請選擇 -	
		- 請選擇 -	
		- 請選擇 -	

27. 將本表格2送交存檔的日期

14	4	2003
（日）	（月）	（年）

28. 連續頁的張數　0

29. 附頁的張數　0

表格 2

法團大股東通知

依據《證券及期貨條例》(第571章)第XV部第324條作出通知

本表格供作出以下通知的法團使用：

(i) 首次取得上市法團 5% 或以上的股份的權益（即首次成爲大股東）；

(ii) 其在該等股份的權益或就該等股份所持有的淡倉的百分率水平或性質出現變動；及

(iii) 不再持有該 5% 的股份權益（只需填寫方格1至19及27）。

本表格必須根據表格2註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南(集團)有限公司	
2. 股份編號 1203	4. 該類別的已發行股份的數目 8,998,332,859
3. 股份類別 普通股	

5. 大股東的名稱 粵東控股有限公司 GDH Limited	8. 商業登記號碼 30588917	
	9. 法團註冊的地點 香港	法團註冊證書號碼 697562
6. 註冊辦事處 香港干諾道中148號粵海投資大廈29樓	10. 聯絡人 張慕貞	
	11. 日間聯絡電話號碼 28283976	12. 電郵地址 -
7. 香港主要營業地點 香港干諾道中148號粵海投資大廈29樓	13. 在哪一家交易所上市 -	
	14. 上市母公司的名稱及該母公司在哪一家交易所上市 -	

15. 有關事件的日期

1	4	2003
（日）	（月）	（年）

16. 大股東知悉有關事件／股份權益的日期（如在有關事件的日期之後）

	N/A	
（日）	（月）	（年）

17. 有關事件的詳情

	切合有關情況的有關事件代號（見表1）	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號（見表3）
好倉	110	-請選擇-	-請選擇-		HKD				-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

18. 緊接在有關事件之前的股份總數

	股份總數	百分率數字 (%)
好倉	5,359,164,680	59.56
淡倉		
可供借出的股份		

19. 緊接在有關事件之後的股份總數

	股份總數	百分率數字 (%)
好倉	5,875,293,712	61.75
淡倉		
可供借出的股份		

20. 以何種身分持有方格19所披露的權益

切合身分的代號（見表2）	股份數目	
	好倉	淡倉
205	516,129,032	
-請選擇-		
-請選擇-		
-請選擇-		
-請選擇-		

21. 有關衍生權益的進一步資料

切合有關衍生工具的代號（見表4）	股份數目	
	好倉	淡倉
403	* 516,129,032	
-請選擇-		
-請選擇-		
-請選擇-		
-請選擇-		

* 指 Richway Resources Limited 持有廣南(集團)有限公司（「廣南」）之面值 8,000 萬港元之可換股票據。可換股票據可於任何營業日（除卻廣南暫停辦理廣南股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日）轉換爲廣南每股面值 0.1 港元的普通股，初步換股價爲每股 0.155 元。

22. 有關大股東所控制的法團的權益的進一步資料

受控法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉
Richway Resources Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	廣東控股有限公司	100.00 @	Y	516,129,032	
Guangnan International (B.V.I.) Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, B.V.I.	廣東控股有限公司	100.00 @	Y	438,453,567	
廣南行(控股)有限公司 Guangnan Hong (Group) Limited	香港干諾道中148號粵海投資大廈11樓	廣東控股有限公司	100.00 @	Y	18,420,680	
粵昇財務有限公司 Yue Sheng Finance Limited	香港干諾道中148號粵海投資大廈27至29樓	廣東控股有限公司	57.91 @	Y	1,140,000	

@ 間接控制

23. 有關由大股東與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉
N/A			

24. 來自受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號(見表5)	股份數目	
			好倉	淡倉
N/A		-請選擇-		
		-請選擇-		
		-請選擇-		

25. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
N/A		
根據第317及318條，大股東持有權益的股份總數		

26. 大股東或其董事慣於按照其指令行事的人士的詳情

姓名	地址	關係代號 (見表 6)	百分率 (%)
廣東粵港投資控股有限公司	廣州市東風東路555號粵海集團大廈31樓	603	100.00
		-請選擇-	
		-請選擇-	

27. 將本表格2送交存檔的日期

14	04	2003
(日)	(月)	(年)

28. 連續頁的張數 0

29. 附頁的張數 0

表格2

表格 2

法團大股東通知

依據《證券及期貨條例》(第571章)第XV部第324條作出通知

本表格供作出以下通知的法團使用：

(i) 首次取得上市法團 5% 或以上的股份的權益（即首次成爲大股東）；
(ii) 其在該等股份的權益或就該等股份所持有的淡倉的百分率水平發生需出現變動；及
(iii) 不再持有該 5% 的股份權益（只需填寫方格1至19及27）。

本表格必須根據表格2註釋內的指令及指示填寫。

1. 上市法團的名稱		
濱南(集團)有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	8,998,332,859

5. 大股東的名稱 Richway Resources Limited	8. 商業登記號碼 -	
	9. 法團註冊的地點 British Virgin Islands	法團註冊證書號碼 229002
6. 註冊辦事處 P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	10. 聯絡人 張慕貞	
	11. 日間聯絡電話號碼 28283976	12. 電郵地址 -
7. 香港主要營業地點 -	13. 在哪一家交易所上市 -	
	14. 上市母公司的名稱及該母公司在哪一家交易所上市 -	

15. 有關事件的日期

1	4	2003
（日）	（月）	（年）

16. 大股東知悉有關事件／股份權益的日期（如在有關事件的日期之後）

	N/A	
（日）	（月）	（年）

17. 有關事件的詳情

	切合有關情況的有關事件代號（見表1）	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號（見表3）
好倉	110	- 請選擇 -	- 請選擇 -		HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

18. 緊接在有關事件之前的股份總數

	股份總數	百分率數字 (%)
好倉	516,129,032	5.42
淡倉		
可供借出的股份		

19. 緊接在有關事件之後的股份總數

	股份總數	百分率數字 (%)
好倉	516,129,032	5.42
淡倉		
可供借出的股份		

20. 以何種身分持有方格19所披露的權益

切合身分的代號（見表2）	股份數目	
	好倉	淡倉
201	516,129,032	
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

21. 有關衍生權益的進一步資料

切合有關衍生工具的代號（見表4）	股份數目	
	好倉	淡倉
403	* 516,129,032	
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

* 指 Richway Resources Limited 持有廣南(集團)有限公司（「廣南」）之面值 8,000 萬港元之可換股票據。可換股票據可於任何營業日（除卻廣南暫停辦理廣南股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日）轉換爲廣南每股面值 0.1 港元的普通股，初步換股價爲每股 0.155 元。

22. 有關大股東所控制的法團的權益的進一步資料

受控法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

23. 有關由大股東與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉
N/A			

24. 來自受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號(見表5)	股份數目	
			好倉	淡倉
N/A		-請選擇-		
		-請選擇-		
		-請選擇-		

25. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
N/A		
根據第317及318條，大股東持有權益的股份總數		

26. 大股東或其董事慣於按照其指令行事的人士的詳情

姓名	地址	關係代號(見表6)	百分率(%)
資東控股有限公司	香港干諾道中148號粵海投資大廈29樓	602	100.00
		-請選擇-	
		-請選擇-	

27. 將本表格2送交存檔的日期

14	04	2003
(日)	(月)	(年)

28. 連續頁的張數 0

29. 附頁的張數 0

表格2.



Form
表格 **D2**

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書



PROCESSING
RECEIVED
SEC MAIL
JUL 07 2003
SECTION

Company Number 公司編號
109667

1 Company Name 公司名稱

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

A Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

B Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F., Tianjin Building,
167 Connaught Road West,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
29-10-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

109667

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／ Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of Address of Director	24	10	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: Liang 梁 Jianqin 劍琴

Name／ New Name 姓名／新姓名: -
Surname 姓氏 Other names 名字

-
Alias (if any) 別名（如有的話）

-
Previous Names 前用姓名

Address 地址: Room 4, 19/F., Block B, Yan Tak Building, No. 103 Chun Yeung Street, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P544686(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes __-__ Continuation Sheet A and __-__ Continuation Sheet B.
本通知書包括 ____ 張續頁 A及 ____ 張續頁 B。

Signed 簽名:



(Name 姓名)：(Cheung Mo Ching) Date 日期: 24 October 2002

~~Director／~~Secretary~~／Manager／ Authorized Representative~~*
董事／秘書／經理／授權代表 *



Form 表格 **D2**

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書



SEC MAIL
PROCESSING
RECEIVED
JUL 07 2003
SECTION

Company Number 公司編號
109667

1 Company Name 公司名稱

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

A Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

B Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F., Tianjin Building,
167 Connaught Road West,
Hong Kong

For Official Use
請勿填寫本欄



收件日期 RECEIVED
24 -12- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 109667

Page 2 第二頁

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／ Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書 請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of residential address of Director	21	12	2002

Existing Name 現用姓名: Liang 梁 Jiang 江

Name／ New Name 姓名／新姓名: - (Surname 姓氏 / Other names 名字)

- Alias (if any) 別名 (如有的話)

- Previous Names 前用姓名

Address 地址: Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P797058(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes - Continuation Sheet A and - Continuation Sheet B.
本通知書包括 ____ 張續頁A及 ____ 張續頁B。

Signed 簽名: 

(Name 姓名): (Liang Jiang) Date 日期: 21 DECEMBER 2002

Director／~~Secretary／Manager／Authorized Representative~~*
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*



Form 表格 **D2**

Companies Registry
公司註冊處



SEC MAIL
PROCESSING
RECEIVED
JUL 0 7 2003
WASH, D.C.
155
SECTION

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

109667

1 Company Name 公司名稱

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名	Surname 姓氏	Other names 名字
	Woo 胡	Ching Yee 靜儀

Identification 身份證明

		I.D. Card Number 身份證號碼	Company Number 公司編號
a	Hong Kong Identity Card or Company Number 香港身份號碼或公司編號	E913713(4)	-

		Number 號碼	Issuing Country 簽發國家
b	Overseas Passport 海外護照	-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
06	01	2003	-

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ☑ 號*

Presentor's Name and Address
提交人的姓名及地址

GUANGNAN (HOLDINGS) Limited
15/F., Tianjin Building,
167 Connaught Road West,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
13 -01- 2003
公司註冊處(行政組)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

109667

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of director	06	01	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
Hui 許	Wai Man, Lawrence 偉文

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Flat F, 27/F., Block 5, City Garden, 233 Electric Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E952253(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Liang Jiang) Date 日期： 6 JANUARY 2003

Director／~~Secretary／Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

109667

Company Name 公司名稱

Guangnan (Holdings) Limited
廣 南 (集 團)有 限 公 司

I Hui Wai Man 許偉文 consent to act as a Director of the above company
本人 __________ 同意出任上述公司的董事一職，

with effect from 6 JANUARY 2003 , and confirm that I have attained the age of 18 years*.
生效日期爲 __________ ,並確認本人已年滿十八歲*。

Signed 簽名： [signature]
Hui Wai Man

Date 日期： 6 JANUARY 2003

Delete the age certification if the director is a body corporate.
如董事屬法人團體，請刪去年齡證明。


SEC MAIL PROCESSING
RECEIVED
JUL 0 7 2003
WASH. D.C. 155 SECTION


收件日期 RECEIVED
1 3 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 September 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 October 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	201,000,000	–	–	15,000,000 (4-9-2002) 10,000,000 (20-9-2002)	176,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	612,903,225	N/A			612,903,225	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised Signatory

Remarks: ______________________

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 October 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 November 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares
2. Preference shares
3. Other classes of shares; please specify: ______
4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495 ______ ______	176,000,000	–	–	–	176,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* ______ 2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	612,903,225	N/A			612,903,225	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED

Registrars



Authorised Signatory

Remarks: ____________________

Name: Joe K F Poon

Title: Manager - Client Services

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 November 2002

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 4 December 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	176,000,000	–	–	–	176,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	612,903,225	96,774,193 (Redeemed on 8 November 2002)			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ____________________

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 December 2002

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 January 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: __________

4. Warrants; please specify: __________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		



(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	176,000,000	–	–	–	176,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 February 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		


SEC MAIL
RECEIVED
PROCESSING
JUL 0 7 2003
WASH, D.C.
SECTION

(D) Details of Movement:
*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	176,000,000	–	–	90,000,000	86,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ____________________

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities

For the month ended 28 February 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 March 2003

(A) Information on Types of Listed Equity Securities:

(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

...1/2

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	86,000,000	–	–	–	86,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ______________________

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 April 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____

4. Warrants; please specify: ____

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		


SEC MAIL PROCESSING
RECEIVED
JUL 0 7 2003
WASH. D.C. 155 SECTION

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	86,000,000	–	–	–	86,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised Signatory

Remarks: ______________________

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 May 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	86,000,000	–	–	–	86,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* ______ 2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Remarks: ______

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 May 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 June 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date: 04/12/2000)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		


SEC MAIL PROCESSING
RECEIVED
JUL 0 7 2003
WASH. D.C. 155 SECTION

...1/2

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme Exercise price: 1. HK$ 0.1495	86,000,000	–	–	35,000,000	51,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ 2. Subscription price: HK$						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised Signatory

Remarks:

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL